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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

NeoRx Corporation
(Name of Issuer)
Common Stock, $0.02 par value per share
(Title of Class of Securities)
640520300
(CUSIP Number)
Nicholas J. Simon
MPM Asset Management
The John Hancock Tower
200 Clarendon, 54th Floor
Boston, Massachusetts 02116
Telephone: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	640520300	Page	2	of	17

1	NAMES OF REPORTING PERSONS: MPM Bioventures III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,604,282(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,604,282(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,604,282(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement and Purchase Agreement MPM BioVentures III, L.P. holds 2,003,747 shares of common stock and warrants to purchase 600,535 shares of common stock.
(3) This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock.

CUSIP No.	640520300	Page	3	of	17

1	NAMES OF REPORTING PERSONS: MPM BioVentures III-QP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,730,405(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,730,405(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,730,405(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement and Purchase Agreement, MPM BioVentures III QP, L.P. holds 29,799,353 shares of common stock and warrants to purchase 8,931,052 shares of common stock.
(3) This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock.

CUSIP No.	640520300	Page	4	of	17

1	NAMES OF REPORTING PERSONS: MPM Bioventures III GmbH & Co. Beteiligungs KG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,272,893(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,272,893(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,272,893(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement and Purchase Agreement, MPM BioVentures III GmbH & Co. Beteiligungs KG holds 2,518,180 shares of common stock and warrants to purchase 754,713 shares of common stock.
(3) This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock.

CUSIP No.	640520300	Page	5	of	17

1	NAMES OF REPORTING PERSONS: MPM BioVentures III Parallel Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,169,952(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,169,952(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,169,952(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement and Purchase Agreement, MPM BioVentures III Parallel Fund, L.P. holds 900,167 shares of common stock and warrants to purchase 269,785 shares of common stock.
(3) This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock..

CUSIP No.	640520300	Page	6	of	17

1	NAMES OF REPORTING PERSONS: MPM BioVentures III GP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,777,532(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

45,777,532(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,777,532(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement and Purchase Agreement, MPM BioVentures III, L.P. holds 2,003,747 shares of common stock and warrants to purchase 600,535 shares of common stock, MPM BioVentures III QP, L.P. holds 29,799,353 shares of common stock and warrants to purchase 8,931,052 shares of common stock, MPM BioVentures III GmbH & Co. Beteiligungs KG holds 2,518,180 shares of common stock and warrants to purchase 754,713 shares of common stock and MPM BioVentures III Parallel Fund, L.P. holds 900,167 shares of common stock and warrants to purchase 269,785 shares of common stock. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock.

CUSIP No.	640520300	Page	7	of	17

1	NAMES OF REPORTING PERSONS: MPM BioVentures III LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,777,532(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

45,777,532(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,777,532(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement and Purchase Agreement, MPM BioVentures III, L.P. holds 2,003,747 shares of common stock and warrants to purchase 600,535 shares of common stock, MPM BioVentures III QP, L.P. holds 29,799,353 shares of common stock and warrants to purchase 8,931,052 shares of common stock, MPM BioVentures III GmbH & Co. Beteiligungs KG holds 2,518,180 shares of common stock and warrants to purchase 754,713 shares of common stock and MPM BioVentures III Parallel Fund, L.P. holds 900,167 shares of common stock and warrants to purchase 269,785 shares of common stock. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock.

CUSIP No.	640520300	Page	8	of	17

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors 2005 BVIII LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		686,035(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		686,035(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

686,035(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Note and Warrant Purchase Agreement and Purchase Agreement, MPM Asset Management Investors 2005 BVIII LLC holds 527,839 shares of common stock and warrants to purchase 158,196 shares of common stock.
(3) This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock.

Item 1.   Security and Issuer
     (a) This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, par value $0.02 per share, of NeoRx Corporation, a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2006 (the “Schedule 13D”).
     (b) The principal executive offices of the Issuer are located at 300 Elliott Avenue West, Suite 500, Seattle, Washington 98119-4114.
     The Schedule 13D is hereby further amended and supplemented as follows:
Item 3.   Source and Amount of Funds or Other Consideration
     Pursuant to the terms of the Purchase Agreement, MPM BioVentures III, L.P. (“MPM III”) purchased 1,895,229 shares, MPM BioVentures III-QP, L.P. (“MPM QP”) purchased 28,185,488 shares, MPM BioVentures III GmbH & Co. Beteiligungs KG (“MPM KG”) purchased 2,381,801 shares, MPM BioVentures III Parallel Fund, L.P. (“MPM PF) purchased 851,416 shares and MPM Asset Management Investors 2005 BVIII LLC (“MPM AM”) purchased 499,252 shares of the Common Stock of the Issuer (collectively, the “Financing Shares”) on April 26, 2006, at a price of $0.70 per share, together with associated warrants (the “Warrants”) to purchase 547,257 shares, 8,138,708 shares, 687,757 shares, 245,850 shares and 144,161 shares, respectively, of Issuer Common stock at an exercise price of $0.77 per share. The Warrants will be exercisable until April 26, 2011 (the “Expiration Date”). In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of share underlying the Warrants having a fair market value equal to the exercise price of the shares being acquired) until and including the Expiration Date). The applicable per share purchase price and the number of shares issuable upon exercise of the warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.
     Pursuant to the terms of the notes issued in connection with the Note and Warrant Purchase Agreement, MPM III converted the principal and interest of its note into 108,518 shares, MPM QP converted the principal and interest of its note into 1,613,865 shares, MPM KG converted the principal and interest of its note into 136,379 shares, MPM PF converted the principal and interest of its note into 48,751 shares and MPM AM converted the principal and interest of its note into 28,587 shares of the Common Stock of the Issuer (collectively, the “Bridge Loan Shares”).
     The sale of the Financing Shares, Bridge Loan Shares and the Warrants to MPM Entities was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors. The closing of the transaction occurred on April 26, 2006.
Item 4.   Purpose of Transaction
     Item 4 of the Schedule 13D is amended to add the following:
     The MPM Entities agreed to purchase the Financing Shares, Bridge Loan Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.

Item 5.   Interest in Securities of the Issuer
     The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of April 26, 2006:

		Warrant	Sole	Shared	Sole	Shared		Percentage
	Shares Held	Shares Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
MPM Entity	Directly	Directly	Power	Power	Power	Power	Ownership	(2)

MPM BioVentures III, L.P.	2,003,747	600,535	2,604,282	0	2,604,282	0	2,604,282	1.9%
PM BioVentures III-QP, L.P.	29,799,353	8,931,052	38,730,405	0	38,730,405	0	38,730,405	26.6%
MPM BioVentures III GmbH & Co.
Beteiligungs KG	2,518,180	754,713	3,272,893	0	3,272,893	0	3,272,893	2.4%
MPM BioVentures III
Parallel Fund, L.P.	900,167	269,785	1,169,952	0	1,169,952	0	1,169,952	0.9%
PM BioVentures III GP, L.P.(1)	0	0	0	45,777,532	0	45,777,532	45,777,532	31.7%
PM BioVentures III LLC(1)	0	0	0	45,777,532	0	45,777,532	45,777,532	31.7%
MPM Asset Management
Investors 2005 BVIII LLC	527,839	158,196	686,035	0	686,035	0	686,035	0.5%
(1)	MPM BioVentures III GP, L.P. and MPM BioVentures III LLC own no securities of the Issuer directly. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG.
(2)	This percentage is calculated based upon 136,825,849 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 34,332,293 shares of the Issuer’s common stock outstanding on November 4, 2005, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, (ii) 5,033,860 shares of the Issuer’s common stock issuable upon conversion of the promissory notes in connection with the Bridge Loan; (iii) 87,914,286 shares of the Issuer’s common stock issued pursuant to the Financing; and (iv) 9,545,455 shares of the Issuer’s common stock issued pursuant to the conversion of the Issuer’s Series B Preferred Stock.
          (c)      None of the Reporting Persons has effected any transactions in the Common Stock of the Issuer during the last 60 days, other than the transaction described herein.
          (d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.
          (e)      Not applicable.
Item 7.   Material to Be Filed as Exhibits
     A. Agreement regarding filing of joint Schedule 13D.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:   May 4, 2006
MPM BioVentures III, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

Name: Title:	Nicholas Simon III Series A Member
MPM BioVentures III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

Name: Title:	Nicholas Simon III Series A Member
MPM BioVentures III GmbH & Co. Beteiligungs KG

By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

Name: Title:	Nicholas Simon III Series A Member

MPM BioVentures III Parallel Fund, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

Name: Title:	Nicholas Simon III Series A Member
MPM Asset Management Investors 2005 BVIII LLC

By:
/s/ Nicholas Simon III

Name: Title:	Nicholas Simon III Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA

Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2005 BVIII LLC. Citizenship: USA

EXHIBIT INDEX
     A. Agreement regarding filing of joint Schedule 13D.

Exhibit B
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Amendment No. 1 to Schedule 13D (and any amendments thereto) relating to the common stock of NeoRx Corporation is filed on behalf of each of the undersigned.
Dated: May 4, 2006
MPM BioVentures III, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

	Name: Title:	Nicholas Simon III Series A Member
MPM BioVentures III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

	Name: Title:	Nicholas Simon III Series A Member
MPM BioVentures III GmbH & Co. Beteiligungs KG

By:	MPM BioVentures III GP, L.P., in its capacity as Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

	Name: Title:	Nicholas Simon III Series A Member

MPM BioVentures III Parallel Fund, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner

By:
/s/ Nicholas Simon III

	Name: Title:	Nicholas Simon III Series A Member
MPM Asset Management Investors 2005 BVIII LLC

By:
/s/ Nicholas Simon III

	Name: Title:	Nicholas Simon III Manager